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                                                                      Exhibit 99

               LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T



Securities and Exchange Commission
Washington, D.C.  20549

March 18, 2002

Gentlemen:

Pursuant to temporary note 3T, McGrath RentCorp has obtained a letter of representation from Arthur Andersen stating that the December 31, 2001 audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Very truly yours,

McGrath RentCorp



By  /s/  Thomas J. Sauer
Thomas J. Sauer, Chief Financial Officer